Free Writing Prospectus

Filed pursuant to Rule 433

Dated November 27, 2017

Relating to

Preliminary Prospectus Supplement dated November 27, 2017 to

Prospectus dated February 16, 2017

Registration Statement No. 333-216102

Final Term Sheet

$300 million 3.625% Senior Notes due 2028

Issuer:	Healthcare Realty Trust Incorporated

Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB

Principal Amount:	$300 million

Title of Securities:	3.625% Senior Notes due 2028

Trade Date:	November 27, 2017

Original Issue Date (Settlement Date):	December 11, 2017 (T+10)

Maturity Date:	January 15, 2028

Interest Payment Dates:	Semi-annually in arrears on each January 15 and July 15, commencing July 15, 2018.

Benchmark Treasury:	2.250% due November 15, 2027

Benchmark Treasury Price/Yield:	99-10+ / 2.326%

Spread to Benchmark Treasury:	T+140 basis points

Yield to Maturity:	3.726%

Coupon:	3.625% per annum

Public Offering Price:	99.153% of the principal amount

Optional Redemption Provisions:
Make-Whole Call:	T+25 basis points, before October 15, 2027
Par Call:	On or after October 15, 2027

CUSIP / ISIN:	421946 AK0/ US421946AK01

Joint Book-Running Managers:	U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	Barclays Capital Inc. BMO Capital Markets Corp. Credit Agricole Securities (USA) Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC PNC Capital Markets LLC Scotia Capital (USA) Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Fifth Third Securities, Inc. FTN Financial Securities Corp.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement dated November 27, 2017 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling U.S. Bancorp Securities, Inc. at 1-877-558-2607 or Wells Fargo Securities LLC toll free at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.